EXHIBIT 99.1

FSD Pharma Files Management Information Circular for Proposed Arrangement with Celly Nu

Toronto, October 23, 2023 -- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, and Celly Nutrition Corp. (“Celly Nu”) announced today that FSD Pharma has filed on www.sedarplus.ca its management information circular (the "Circular") and related materials in connection with the special meeting (the "Meeting") of FSD Pharma Securityholders (as defined in the Company’s press release dated October 5, 2023) to be held on November 20, 2023, at 1:00 p.m. (Toronto time), as a virtual meeting through the AGM Connect meeting platform at www.agmconnect.com/fsdpharma2023, to approve, among other things, the previously-announced plan of arrangement (the "Arrangement") pursuant to which FSD Pharma proposes to distribute a portion of its shareholdings of Celly Nu to certain FSD Pharma Securityholders, and as more particularly described in the Circular.

Filing of Circular for the Meeting

The Circular provides important information regarding the Arrangement and related matters, including the background to the Arrangement, the reasons for the recommendation of the board of directors of FSD Pharma (the "Board"), voting procedures and other matters to be considered and if deemed advisable approved at the Meeting. FSD Pharma Securityholders are urged to read the Circular and its appendices carefully and in their entirety. The Circular and the related materials in connection with the Meeting are being provided to FSD Pharma Securityholders in compliance with applicable laws and the interim order of The Ontario Superior Court of Justice (Commercial List) granted on October 11, 2023 which is included in the Circular, which is available under FSD Pharma’s issuer profile on SEDAR+ at www.sedarplus.ca.

FSD Pharma Securityholders are cautioned that there is no certainty that the Arrangement or any of the related matters discussed in the Circular will be completed as currently proposed or at all. An investment in securities of Celly should be considered highly speculative and prospective investors should consult their advisors prior to making any investment decisions.

About FSD Pharma

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

About Celly Nu

Celly Nu is a pre-revenue, early-stage research and development company that intends on developing and manufacturing consumer products in the dietary supplement industry. Celly Nu is primarily focused on developing its business through certain intellectual property assets to create recreational and consumer prototype products that are expected to alleviate inebriation due to excessive alcohol consumption.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the Circular; the anticipated timing of the Meeting; and other activities, events or developments that the Company or Celly Nu expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “intends”, “estimates”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Such forward-looking information and statements are based on numerous assumptions, including the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement; the ability of the Company to conduct the matters contained in the Circular and hold the Meeting on the timeline stated; and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company or Celly Nu in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate. Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the diversion of management time on Arrangement-related issues; the inability of the Company to conduct the matters contained in the Circular and hold the Meeting on the timeline stated; reliance on key management and other personnel; potential downturns in economic conditions; actual, and risks generally associated with the biotechnology or nutritional supplement industry, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company and Celly Nu have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company or Celly Nu undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws. Additional information relating to FSD Pharma, including its annual information form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

For further information:

FSD Pharma Inc.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the Board

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations: Email: ir@fsdpharma.com, skilmer@fsdpharma.com

Website: www.fsdpharma.com

Celly Nutrition Corp.

John Duffy, Chief Executive Officer

Email: johnduffy@cellynutrition.com

Telephone: 508-479-4923

Website: www.cellynutrition.com